FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1
Statement from Masami Iijima, Chair of the Board of Directors Meeting of Takeda, in Response to Institutional Shareholder Services Inc.’s Voting Recommendations Ahead of the 148th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 7, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

June 7, 2024

Statement from Masami Iijima, Chair of the Board of Directors Meeting of Takeda,
in Response to Institutional Shareholder Services Inc.’s Voting Recommendations
Ahead of the 148th Ordinary General Meeting of Shareholders

Dear Takeda Shareholder,

On behalf of Takeda’s Board of Directors, I would like to express our firm objection to Institutional Shareholder Services Inc. (ISS)’s recommendations that Takeda shareholders vote against the re-election of Christophe Weber to the Board (Proposal 2.1) and against the approval of bonuses for internal directors (Proposal 4) at the 148th Ordinary General Meeting of Shareholders.

The recommendation against the re-election of Mr. Weber follows ISS’s Japan Voting Policy, based on the Company’s performance against a single financial metric of reported ROE. We believe that this does not reflect a holistic consideration of Mr. Weber’s strategic vision and execution to position Takeda for long-term growth and maximize value for Takeda’s shareholders.

Under Mr. Weber’s leadership, Takeda has transformed into a truly global, values-based, innovation-driven biopharmaceutical company. This transformation was accelerated through the acquisition of Shire in 2019, creating a resilient and globally competitive organization with significant cash generation to support further investment in R&D, Data, Digital & Technology, and targeted business development to reinforce the long-term growth outlook of the company. The improved cash flow generation of the business has also allowed Takeda to deliver additional returns to shareholders in the form of its progressive dividend policy adopted last year.

While strategic initiatives such as the Shire acquisition can impact certain reported financial metrics such as ROE over a limited time horizon, for example due to the application of purchase price accounting, we believe that an assessment of Mr. Weber’s leadership should encompass a more comprehensive consideration of his achievement in transforming the Company to be truly competitive for the future within the rapidly evolving global pharmaceutical market. This has been a remarkable achievement, and one that should be viewed through a broader lens than reported profit metrics over a limited time period.

Takeda is currently in a pivotal phase, positioned for a return to growth from FY2025 driven by its portfolio of Growth & Launch Products, and with a late-stage pipeline with the potential to deliver significant value. The company must balance the need to invest in this innovative pipeline with improving its Core Operating Profit margin, and this will require skillful execution based on a deep understanding of the business.

Within this context, the Board believes that it is critical to retain and motivate Takeda senior management by compensating them in a manner that is competitive within the global pharmaceutical market.

The level and mix of compensation for Takeda’s Internal Directors are reviewed and established each year by the Compensation Committee, comprised of four independent External Directors, in consultation with an independent compensation consultant. The Committee benchmarks against comparable executives in a peer group of global pharmaceutical companies and establishes compensation and performance targets that closely link pay with performance and long-term shareholder value creation. A significant proportion of the Internal Directors’ compensation is in the form of stock-based long-term incentives, which includes a Total Shareholder Returns modifier, thereby closely linking management compensation to the shareholder experience.

The Board and I have full confidence in Christophe Weber as President & CEO, and in his ability to execute the company’s strategy towards maximizing long-term shareholder value. At the same time, the Board will strive to continue to improve Takeda's corporate value through strict and appropriate oversight.

We therefore respectfully request that shareholders vote in favor of all Company proposals at the 148th Ordinary General Meeting of Shareholders.

Masami Iijima
Chair of the Board Meeting
Takeda Pharmaceutical Company

Takeda Important Notice
For the purposes of this notice, “statement” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this statement. This statement (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this statement. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This statement is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this statement, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Takeda Forward-Looking Statements
This statement and any materials distributed in connection with this statement may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this statement or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this statement may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial Information and Certain Non-IFRS Financial Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This statement and materials distributed in connection with this statement include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this statement. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are in the Financial Appendix appearing at the end of our investor presentation of our Q4 FY2023 financial results (available at www.takeda.com/investors).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.

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